UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2024

Commission File Number 001-41800

Arm Holdings plc

110 Fulbourn Road Cambridge CB1 9NJ United Kingdom
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐

INCORPORATION BY REFERENCE
This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-274544) of Arm Holdings plc (including the prospectus forming a part of each such registration statement) and to be a part thereof from the date of this Form 6-K to the extent not superseded by documents or reports subsequently filed or furnished.
Results of 2024 Annual General Meeting of Arm Holdings plc
On September 12, 2024, Arm Holdings plc (the “Company”) announced the results of its Annual General Meeting held on September 11, 2024 (the “AGM”). Voting at the AGM was conducted by way of a poll. The results of the voting, including the number of votes cast for and against and the number of votes withheld, are available on the Company's website and are set forth in Exhibit 99.1 to this report on Form 6-K.
Board Composition
In connection with the AGM, Anthony M. Fadell retired as a director, and he was not renominated to the Company’s Board of Directors (the “Board”). Mr. Fadell’s retirement and the decision to not renominate Mr. Fadell to the Board was not the result of any disagreements with the Company on any matter relating to the Company’s operations, policies or practices. At the AGM, each of the Company’s then-serving directors (other than Mr. Fadell) were re-elected to the Board, and Young Sohn was elected to fill the vacancy resulting from the retirement of Mr. Fadell in connection with the AGM. The Board affirmatively determined that Mr. Sohn is an independent director within the meaning of the Listing Rules of the Nasdaq Stock Market LLC.

In connection with the AGM, Ronald D. Fisher resigned from the Audit Committee of the Board (the “Audit Committee”), and the Board appointed Mr. Sohn to fill the vacancy on the Audit Committee resulting from Mr. Fisher’s resignation. The remaining members of the Audit Committee and the members of the Remuneration Committee of the Board (“Remuneration Committee”) continue to serve as members of Audit Committee and Remuneration Committee, as applicable.
Exhibits
Reference is made to the Exhibit Index included hereto.

EXHIBIT INDEX

Exhibit Number	Description
99.1	2024 Arm Holdings plc Annual General Meeting Results

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARM HOLDINGS PLC

Date: September 12, 2024	By:	/s/ Laura Bartels
	Name:	Laura Bartels
	Title:	Chief Accounting Officer (Principal Accounting Officer)